UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 21, 2019

Commission File Number: 001-36686

Forward Pharma A/S

Østergade 24A, 1st Floor
1100 Copenhagen K, Denmark

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  [   ]  No  [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  [   ]  No  [ X ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  [   ]  No  [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Item 1.                        Notice of Deficiency or Failure to Satisfy a Continued Listing Rule or Standard.

MVPHS Notice

On June 21, 2019, Forward Pharma A/S (the “Company”) received a written notice from the Nasdaq Stock Market (“Nasdaq”) indicating that the Company is not in compliance with the requirement for continued listing on The Nasdaq Global Select Market to maintain a minimum Market Value of Publicly Held Shares (“MVPHS”) of $5,000,000, as set forth in Nasdaq Listing Rule 5450(b)(1)(C) (the “MVPHS Notice”). Based upon the closing bid price for the 30 consecutive business days prior to the receipt of the MVPHS Notice, the Company no longer meets the MVPHS requirement.

Minimum Bid Price Notice

On June 25, 2019, the Company received a written notice from Nasdaq indicating that the Company is not in compliance with the requirement for continued listing on The Nasdaq Global Select Market to maintain a minimum bid price of $1.00 per share, as set forth in Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Notice”). Based upon the closing bid price for the 30 consecutive business days prior to the receipt of the Minimum Bid Price Notice, the Company no longer meets the minimum bid price requirement.

Neither the MVPHS Notice nor the Minimum Bid Price Notice will impact the Company’s listing on The Nasdaq Global Select Market at this time. The MVPHS Notice states that the Company has 180 calendar days, or until December 18, 2019, to regain compliance with Nasdaq Listing Rule 5450(b)(1)(C). To regain compliance, the Company’s MVPHS must close at $5,000,000 or more for a minimum of ten consecutive business days. The Minimum Bid Price Notice states that the Company has 180 calendar days, or until December 23, 2019, to regain compliance with Nasdaq Listing Rule 5450(a)(1). To regain compliance, the bid price of the Company’s common stock must have a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days at any time prior to December 23, 2019.

The Company, by filing this Form 6-K, discloses its receipt of the MVPHS Notice and the Minimum Bid Price Notice from Nasdaq in accordance with Nasdaq Listing Rule 5810(b).

On June 26, 2019, the Company issued a press release regarding the receipt of the MVPHS Notice and the Minimum Bid Price Notice, a copy of which is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Forward Pharma A/S

Date: June 26, 2019	By:	/s/ Claus Bo Svendsen
Name: Claus Bo Svendsen
Title: Chief Executive Officer

EXHIBIT INDEX

99.1	Press Release dated June 26, 2019